

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 0407

May 10, 2007

VIA U.S. MAIL

Mr. Gervais Pellissier
Chief Financial Officer
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

      RE: France Telecom
                Form 20-F for the fiscal year ended December 31, 2005
                Filed May 22, 2006
                File No. 1-14712

Dear Mr. Pellissier:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            /s/ Carlos Pacho for

                            Larry Spirgel
                            Assistant Director